NOT FOR DISTRIBUTION TO ANY PERSON LOCATED OR RESIDENT IN THE REPUBLIC OF ITALY

P.T. INDOSAT TBK, INDOSAT FINANCE COMPANY B.V. AND INDOSAT INTERNATIONAL FINANCE COMPANY B.V. ANNOUNCE EXTENSIONS OF THE EARLY TENDER DATE/CONSENT EXPIRATION DATE AND EXPIRATION DATE FOR THE TENDER OFFERS AND CONSENT SOLICITATION

Jakarta, May 25, 2010 (New York, May 25, 2010) — PT Indosat Tbk. (“Indosat”), Indosat Finance Company B.V. (“IFC”) and Indosat International Finance Company B.V. (“IIFC” and, together with IFC, the “Issuers” and each an “Issuer”) announced today that the Issuers have extended the original Early Tender Date/Consent Expiration Date and Expiration Date with respect to (i) their previously announced Offers to purchase for cash any and all of IFC’s outstanding 7.75% Guaranteed Notes due 2010 (the “2010 Notes”) and IIFC’s outstanding 7.125% Guaranteed Notes due 2012 (the “2012 Notes” and, together with the 2010 Notes, the “Notes”) and (ii) IFC’s previously announced Consent Solicitation.

The Early Tender Date/Consent Expiration Date for the Offers and the Consent Solicitation, previously scheduled for 5:00 p.m., New York City time, on Monday, May 24, 2010, has been extended to 5:00 p.m., New York City time, on Monday, June 7, 2010 (unless further extended or earlier terminated).  As a result of this extension, the Initial Acceptance Date, which was previously expected to be Thursday, May 27, 2010, New York City time, has been extended and is currently expected to be Friday, June 11, 2010, New York City time (the “Revised Initial Acceptance Date”). The Initial Settlement Date is expected to be a business day on or promptly following the Revised Initial Acceptance Date and the satisfaction or waiver of certain conditions to the Offer and/or the Consent Solicitation.  The Expiration Date, previously scheduled for 12:00 Midnight, New York City time, on Wednesday, June 9, 2010, has been extended to 12:00 Midnight, New York City time, on Thursday, June 17, 2010 (unless further extended or earlier terminated).  The Final Settlement Date, which was previously expected to be no later than New York City time, on Friday, June 11, 2010, has been extended and is currently expected to be no later than New York City time, on Monday, June 21, 2010.

The right to withdraw validly tendered Notes expired at 5:00 p.m., New York City time, on Monday, May 24, 2010, notwithstanding the subsequent extension, or any further extensions, of the Revised Early Tender Date/Consent Expiration Date.

Except for the extensions and changes to the relevant dates and times described above, all other terms and conditions of the offer to purchase and consent solicitation statement dated May 11, 2010 (the “Offer to Purchase”) and the consent solicitation statement dated May 11, 2010 (the “Consent Solicitation Statement”) remain unchanged and applicable to the Offers and Consent Solicitation.

As of 5:00 p.m. New York City time on Monday, May 24, 2010, tenders in respect of approximately US$152,413,000 and US$54,730,000 aggregate principal amounts of the 2010 Notes and 2012 Notes, respectively,  and consents in respect of approximately US$170,059,000 aggregate principal amount of the 2010 Notes, were validly tendered/delivered (and not validly withdrawn/revoked).

The Issuers have engaged Citigroup Global Markets Limited, DBS Bank Ltd., Deutsche Bank AG, Singapore Branch, The Hongkong and Shanghai Banking Corporation Limited and The Royal Bank of Scotland plc as joint dealer managers and solicitation agents for the Offers and the Consent Solicitation. D.F. King & Co., Inc. has been retained to serve as the information and tender agent for the Offers and the Consent Solicitation. Requests for documents and questions regarding the tendering of Notes or delivery of Consents may be directed to D.F. King & Co., Inc. at +1 (888) 628-9011 (toll free). Banks and brokers call collect at +1 (212) 269-5550.

This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities. The Offers and the Consent Solicitation are only being made pursuant to and, except as noted above, subject to the terms and conditions of the Offer to Purchase and the Consent Solicitation Statement that the Issuers have distributed to holders of Notes, as applicable. The Offers and the Consent Solicitation are not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

About Indosat

PT Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides nationwide cellular prepaid and postpaid services. It also provides a fixed telecommunication or fixed voice offering including IDD, fixed wireless and fixed phone services. In addition, and together with its subsidiary companies Indosat Mega Media (IM2) and Lintas Arta, Indosat provides fixed data or Multimedia, Internet & Data Communication services such as IPVPN, leased line and internet services. Indosat was a pioneer in introducing wireless broadband services using 3.5 G with HSDPA technology to Indonesia. The Company successfully attained a dual listing for its shares in 1994 and today the Company’s Ordinary Shares are listed on the Indonesia Stock Exchange (IDX: ISAT) with American Depository Shares also listed on the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Investor Relations

Tel:

62-21-3869615

Fax :

62-21-30003757

Email :

investor@indosat.com

Website:

www.indosat.com

Corporate Secretary

Tel:

62-21-3869614

Fax:

62-21-30003754

Disclaimer:

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.